Mail Stop 4561

August 11, 2008

Robyn M. Denholm
Executive Vice President and Chief Financial Officer
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

> **Re:**   **Juniper Networks, Inc.**
> **Form 10-K For the Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 0-26339**

Dear Ms. Denholm:

We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief